MEDTOX®

Strategy:

➢ Profitable growth
➢ Build market share in large markets (relative to our size) by offering high quality products and services, priced competitively and supported by value added services
➢ Leverage existing infrastructure and technical expertise to improve operating margins and facilitate top line growth
➢ Drive innovation
➢ Disciplined execution

Historical Performance

Period Ending:	12/31/2008	12/31/2007	12/31/2006	12/31/2005	12/31/2004	12/31/2003
Liquidity Ratios						
Current Ratio	281%	197%	210%	196%	124%	111%
Quick Ratio	240%	163%	156%	144%	83%	75%
Cash Ratio	42%	19%	14%	15%	2%	5%
Inventory Turnover	2200%	2053%	1973%	1910%	1566%	1444%
Profitability Ratios						
Gross Margin	42%	45%	44%	43%	42%	39%
Operating Margin	11.2%	12.5%	11.7%	8.8%	7.6%	2.6%
Pre-Tax Margin	10%	12%	10%	7%	5%	-1%
Profit Margin	6%	8%	7%	5%	3%	-1%
Pre-Tax ROE	14%	17%	15%	9%	8%	-1%
After Tax ROE	9%	12%	9%	7%	5%	-1%
Operating Expenses as a Percent of Sales	31.1%	32.8%	32.7%	34.3%	34.4%	36.2%









2009 Investor Sheet

NASDAQ Symbol: MTOX
www.medtox.com


MEDTOX Scientific, Inc.
Laboratory Services
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1Q 2003
2Q2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
Q4 2007
1Q 2008
2Q 2008
3Q 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Clinical & Other Lab Svcs Rev
Drugs of Abuse Rev
Cost of Services

Drugs-of-Abuse Testing

- $500 million market
- 2008 revenues $40 million
- 2009 YTD through Sept - Revenues from existing clients declined $8.1 million or 26% due to economic conditions
- 2009 YTD through Sept – Strong revenues from new clients of $4.7 million mitigated decline from existing clients
- Economic recovery will drive higher testing volumes from both existing and new clients
- High fixed cost business
- Significant contribution margin on incremental revenues

Clinical and Other Laboratory Services

- $50 billion market
- 2008 revenues $26 million
- Significant investment in 2008 to expand clinical laboratory capabilities
- Expanded capabilities
    - Anatomic pathology
    - Molecular diagnostics
    - Microbiology
    - Flow cytometry
    - Expanded toxicology and core lab test menus
  - Increased cost of services short term pressure on margins
  - Provided strong basis for growth
  - Opportunity for margin expansion as revenues grow
- Revenue growth
  - Significant growth starting Q3 2008
  - 2009 YTD through September revenues up 22%
- Other Growth Drivers
  - Clinical Trials
    - Bio-analytical
    - Safety labs
  - Pain Management - *ToxASSURE*®
- Other Testing areas
  - Clinical toxicology
  - Testing for occupational health clinic
  - Testing for physician offices
  - Heavy metal, trace elements and solvent analysis

2009 Investor Sheet

MEDTOX®

NASDAQ Symbol: MTOX
www.medtox.com


MEDTOX Scientific, Inc.
Diagnostic Products
6,000
5,000
4,000
3,000
2,000
1,000
0
1Q 2003
2Q2003
3Q 2003
4Q 2003
1Q 2004
2Q 2004
3Q 2004
4Q 2004
1Q 2005
2Q 2005
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
3Q 2007
Q4 2007
1Q 2008
2Q 2008
3Q 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Product Sales
Cost of Products Sold

Point-of-collection testing products for drugs-of-abuse testing

- $400 - $500 million market
- 2008 revenues $20 million
- Historically 55 – 62% gross margin business

Markets

- **Workplace drugs-of-abuse testing**
  - PROFILE® product line
  - 2009 YTD revenues through Sept down 26% due to economic conditions impacting hiring
  - Economic recovery provides opportunity for growth as hiring activities rebound
- **Criminal justice and drug rehabilitation**
  - Strong growth area
  - SURE-SCREEN® and VERDICT®-II product lines
  - ClearCourse®
    - Unique product offering
    - Drug Abuse Recognition System (DARS™)
    - SURE-SCREEN® point-of-collection drug screening with lower drug detection levels
    - Laboratory based confirmation
    - WEBTOX® online data management
- **Hospital**
  - High margin market
  - PROFILE® ER product line
  - Drug detection in patients seen in the hospital and emergency rooms
  - MEDTOXScan® Drugs-of-Abuse Test System
    - Strong growth driver in 2007 for device sales in the hospital market
    - Voluntary recall of reader for misbranding in January 2008 stalled sales growth in the market
    - 510(k) clearance received for reading 9 drugs in February 2009, additional 3 drugs cleared July 2009
    - Significant opportunity to regain previous sales growth momentum in hospital market



2009 Investor Sheet

NASDAQ Symbol: MTOX
www.medtox.com

Summary

- **Well positioned to ride out the recession**
  - Growing market share in drugs-of-abuse testing
  - Increased revenue diversification
  - Growth drivers in non-employment related areas
  - Strong balance sheet
  - Positive cash flow

- **Well positioned for revenue growth and margin expansion in economic recovery**
  - Drugs-of-abuse testing high fixed cost business
  - Significant contribution margin on incremental revenues
  - Economic recovery and increased hiring levels provide opportunity for significant revenue and margin growth in both laboratory services and diagnostic products segments of the business

Laboratory Comps

Ticker	Company	Price 10/28/09	Price/Sales (ttm):	Price/Book (mrq):	Value/Revenue (ttm):	Value/EBITDA (ttm):
DGX	Quest Diagnostics	55.90	1.39	2.64	1.76	8.14
LH	LabCorp	70.00	1.64	3.75	1.91	8.14
BRLI	Bio-Reference Labs	33.39	1.35	3.95	1.40	10.71
PMD	Psychemedics	5.36	1.46	3.06	1.20	9.68
CVD	Covance	52.37	1.75	2.42	1.85	10.63
	Median		1.46	3.06	1.76	9.68
	Average		1.52	3.16	1.62	9.46
MTOX	***MEDTOX Scientific***	***9.89***	***0.99***	***1.37***	***0.96***	***9.20***

Diagnostic Products Comps

Ticker	Company	Price 10/28/09	Price/Sales (ttm):	Price/Book (mrq):	Value/Revenue (ttm):	Value/EBITDA (ttm):
IMA	Inverness	38.84	1.73	1.16	2.55	11.49
OSUR	OraSure	3.22	2.11	1.40	1.08	(8.27)
VIVO	Meridian Bioscience	22.34	6.36	6.70	5.99	16.51
QDEL	Quidel	14.55	3.34	3.71	2.89	9.85
	Median		2.73	2.56	2.72	10.67
	Average		3.39	3.24	3.13	7.40
MTOX	***MEDTOX Scientific***	***9.89***	***0.99***	***1.37***	***0.96***	***9.20***